UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated November 12, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: November 13, 2013

Exhibit 99.1

WuXi PharmaTech Announces Third-Quarter 2013 Results

SHANGHAI, China, November 12, 2013 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its unaudited financial results for the third quarter of 2013.

Highlights

•	Net Revenues Increased 16.6% Year Over Year to $146.7 Million

•	Laboratory Services Net Revenues Grew 9.2% Year Over Year to $108.1 Million

•	China-Based Laboratory Services Net Revenues Increased 10.3% Year Over Year to $85.0 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 5.4% Year Over Year to $23.1 Million

•	Manufacturing Services Net Revenues Increased 43.6% Year Over Year to $38.6 Million

•	GAAP Diluted Earnings Per ADS Grew 40.7% Year Over Year to $0.42

•	Non-GAAP Diluted Earnings Per ADS Increased 29.3% Year Over Year to $0.47

•	Full-Year 2013 Revenue Guidance Revised to $574-$578 Million, Full-Year 2013 Diluted EPS Guidance Increased to $1.51-$1.55 GAAP, $1.73-$1.77 Non-GAAP

Management Comment

“WuXi achieved solid, broad-based revenue growth and stable margins in the third quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer. “As a result, we again exceeded our financial guidance for the quarter. We expect this strong growth to continue throughout the remainder of 2013 and are increasing our full-year 2013 EPS guidance.

“While achieving current growth, we are also making the investments necessary to sustain growth,” Dr. Li continued. “In small-molecule manufacturing, we are planning to construct new research manufacturing and commercial manufacturing facilities that will substantially increase our capacity. In August 2013, we successfully completed a general GMP and Pre-Approval Inspection from the U.S. Food and Drug Administration of our commercial manufacturing facility in Jinshan for the production of an advanced intermediate for a product with an NDA under FDA review, without the issuance of a Form 483.

“Biologics is another area of current investment that will drive future revenue growth. We believe we have built the premier biologics drug discovery, development, and manufacturing business in China, and we expect it will be one of our fastest-growing businesses.

“Genomics is another area where WuXi is demonstrating leadership in China. We recently received CLIA certification from the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services for our genomics clinical laboratory in Shanghai, the only laboratory in China to receive such certification. Receipt of a CLIA certificate allows WuXi’s genomics laboratory to undertake certain clinical trial gene sequencing projects.

“These and other achievements demonstrate that we are succeeding in our mission of building an open-access technology and capability platform that enables anyone and any company to discover and develop therapeutic products to benefit patients,” Dr. Li concluded.

Third-Quarter 2013 GAAP Results

Third-quarter 2013 net revenues increased 16.6% year over year to $146.7 million. Revenue growth in Laboratory Services of 9.2% was driven by our comprehensive and integrated discovery and development services, primarily in China. Revenue growth of 43.6% in Manufacturing Services was caused by strong growth in demand in both research and commercial manufacturing compared to the third quarter of 2012.

Third-quarter 2013 GAAP gross profit increased 14.4% year over year to $52.7 million due to 16.6% revenue growth, offset by business mix, as the strongest revenue growth was achieved in Manufacturing Services, which has a lower gross margin than Laboratory Services. Gross margin decreased year over year to 35.9% from 36.6%. Gross margin in Laboratory Services decreased slightly year over year to 38.1% from 38.2% mainly due to the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services. Gross margin in Manufacturing Services decreased year over year to 30.0% from 30.7% due to project mix.

Third-quarter 2013 GAAP operating income increased 26.8% year over year to $27.2 million due to the 14.4% increase in gross profit and lower general and administrative expenses in the quarter. Operating margin increased to 18.5% from 17.0%, primarily due to lower general and administrative expenses.

Third-quarter 2013 GAAP net income increased 42.7% year over year to $30.4 million due to the 26.8% year-over-year increase in operating income, higher other income primarily due to $3.1 million of realized gains and $2.6 million of mark-to-market gains on foreign-exchange forward contracts, higher interest income due to higher cash balances and higher interest rates, and a reduction in the effective tax rate due to the mix of taxable income, partially offset by $1.4 million of equity-method investment losses associated with our joint ventures with PRA and MedImmune.

Third-quarter 2013 GAAP diluted earnings per ADS increased 40.7% to $0.42 due to the 42.7% increase in net income, partially offset by a higher number of outstanding ADSs as a result of the exercise of shares under employee stock option and restricted stock programs. Third-quarter 2013 GAAP comprehensive income increased 94.7% year over year to $39.3 million due to the 42.7% increase in GAAP net income, the increase in currency translation adjustments, and $6.6 million of unrealized gains from investments by our corporate venture fund in two U.S. biotech companies that had successful IPOs in the third quarter of 2013.

Third-Quarter 2013 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Third-quarter 2013 non-GAAP gross profit increased 13.1% year over year to $53.9 million, due to the 16.6% revenue growth, offset by business mix, as the strongest revenue growth was achieved in Manufacturing Services, which has a lower gross margin than Laboratory Services. Non-GAAP gross margin decreased year over year to 36.7% from 37.8%, mainly due to revenue mix of faster-growing Manufacturing Services revenues with relatively low gross margin and the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services.

Third-quarter 2013 non-GAAP operating income increased 17.5% year over year to $31.3 million, primarily due to the 13.1% increase in non-GAAP gross profit. Operating margin increased to 21.3% from 21.2% due to lower general and administrative expenses as a percentage of revenue, partially offset by lower gross margin.

Third-quarter 2013 non-GAAP net income grew 31.2% year over year to $34.5 million due to the 17.5% increase in non-GAAP operating income, higher other income primarily due to $3.1 million of realized gains and $2.6 million of mark-to-market gains on foreign-exchange forward contracts, higher interest income due to higher cash balances and higher interest rates, and a reduction in the effective tax rate due to the mix of taxable income, partially offset by $1.4 million of equity-method investment losses associated with our joint ventures with PRA and MedImmune.

Third-quarter 2013 non-GAAP diluted earnings per ADS grew 29.3% year over year to $0.47 due to the 31.2% increase in non-GAAP net income, partially offset by a higher number of outstanding ADSs as a result of the exercise of shares under the employee stock option and restricted stock programs.

Full-Year 2013 Financial Guidance

WuXi PharmaTech updates its full-year 2013 financial guidance as follows:

•	Total net revenues of $574-578 million, or 15-16% year-over-year growth, compared to previous guidance of $572-578 million

•	GAAP and non-GAAP gross margin and operating margin comparable to those in 2012, the same as previous guidance

•	GAAP diluted earnings per ADS of $1.51-$1.55, compared to previous guidance of $1.38-$1.44

•	Non-GAAP diluted earnings per ADS of $1.73-$1.77, compared to previous guidance of $1.61-$1.67

•	Capital expenditures of about $60 million, the same as previous guidance

Fourth-Quarter 2013 Financial Guidance

WuXi PharmaTech provides the following fourth-quarter 2013 financial guidance:

•	Total net revenues of $153-157 million, or 22-25% year-over-year growth

•	GAAP diluted earnings per ADS of $0.38-$0.42

•	Non-GAAP diluted earnings per ADS of $0.44-$0.48

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	September 30, 2013	December 31, 2012
Assets:
Current assets:
Cash and cash equivalents	145,161	54,133
Restricted cash	3,506	423
Short-term investments	180,867	175,245
Accounts receivable, net	119,384	99,578
Inventories	41,074	47,774
Prepaid expenses and other current assets	34,341	18,807

Total current assets	524,333	395,960

Non-current assets:
Goodwill	31,085	32,561
Property, plant and equipment, net	264,363	264,381
Long-term investments	23,979	14,015
Intangible assets, net	6,233	7,268
Land use rights	5,591	5,564
Deferred tax assets	2,545	3,037
Other non-current assets	4,946	19,749

Total non-current assets	338,742	346,575

Total assets	863,075	742,535

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	49,406	59,089
Accounts payable	30,763	21,808
Accrued expenses	27,220	27,411
Deferred revenue	22,527	17,052
Advanced subsidies	11,435	9,265
Other taxes payable	7	1,581
Other current liabilities	14,128	11,215

Total current liabilities	155,486	147,421

Non-current liabilities:
Long-term debt, excluding current portion	5,534	5,697
Advanced subsidies	1,902	2,663
Long-term payables	—	732
Other non-current liabilities	7,149	7,799

Total non-current liabilities	14,585	16,891

Total liabilities	170,071	164,312

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 568,513,338 and 569,653,210 issued and outstanding as of December 31, 2012, and September 30, 2013, respectively)	11,393	11,222
Additional paid-in capital	346,383	331,714
Retained earnings	270,315	188,604
Accumulated other comprehensive income	64,913	46,683

Total equity	693,004	578,223

Total liabilities and equity	863,075	742,535

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2013	2012	% Change	2013	2012	% Change
Net revenues:
Laboratory Services	108,060	98,925	9.2%	311,444	279,119	11.6%
Manufacturing Services	38,659	26,919	43.6%	109,467	95,134	15.1%

Total net revenues	146,719	125,844	16.6%	420,911	374,253	12.5%

Cost of revenues:
Laboratory Services	(66,929)	(61,097)	9.5%	(192,557)	(174,840)	10.1%
Manufacturing Services	(27,053)	(18,657)	45.0%	(76,456)	(64,938)	17.7%

Total cost of revenues	(93,982)	(79,754)	17.8%	(269,013)	(239,778)	12.2%

Gross profit:
Laboratory Services	41,131	37,828	8.7%	118,887	104,279	14.0%
Manufacturing Services	11,606	8,262	40.5%	33,011	30,196	9.3%

Total gross profit	52,737	46,090	14.4%	151,898	134,475	13.0%

Operating expenses:
Selling and marketing expenses	(3,859)	(3,594)	7.4%	(12,233)	(10,601)	15.4%
General and administrative expenses	(18,656)	(19,302)	(3.3%)	(56,077)	(52,374)	7.1%
Research and development expenses	(3,031)	(1,744)	73.8%	(7,707)	(5,637)	36.7%

Total operating expenses	(25,546)	(24,640)	3.7%	(76,017)	(68,612)	10.8%

Operating income	27,191	21,450	26.8%	75,881	65,863	15.2%

Other income (expenses), net:
Loss from equity-method investments	(1,404)	—	NA	(2,926)	—	NA
Other income (expenses), net	8,084	3,103	160.5%	18,248	5,263	246.7%
Interest income (expenses), net	2,500	1,399	78.7%	6,091	4,523	34.7%

Total other income (expenses), net	9,180	4,502	103.9%	21,413	9,786	118.8%

Income before income taxes	36,371	25,952	40.1%	97,294	75,649	28.6%
Income tax expense	(5,992)	(4,669)	28.3%	(15,583)	(12,885)	20.9%

Net income	30,379	21,283	42.7%	81,711	62,764	30.2%

Other comprehensive income:
Currency translation adjustments	2,282	(1,117)	(304.3%)	11,635	(2,719)	(527.9%)
Unrealized gains on available-for-sale securities	6,596	—	NA	6,596	—	NA

Comprehensive income	39,257	20,166	94.7%	99,942	60,045	66.4%

Basic net earnings per ADS	0.43	0.30	41.5%	1.16	0.88	31.4%
Diluted net earnings per ADS	0.42	0.30	40.7%	1.13	0.86	31.5%

Weighted average ADS outstanding — basic	71,142,534	70,507,167	0.9%	70,731,872	71,375,430	(0.9%)
Weighted average ADS outstanding — diluted	73,057,785	72,001,577	1.5%	72,423,827	73,168,508	(1.0%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2013	2012	% Change	2013	2012	% Change

GAAP gross profit	52,737	46,090	14.4%	151,898	134,475	13.0%
GAAP gross margin	35.9%	36.6%		36.1%	35.9%
Adjustments:
Share-based compensation	1,067	979	9.0%	3,247	3,068	5.8%
Amortization of acquired intangible assets	48	525	(90.9%)	212	1,575	(86.5%)

Non-GAAP gross profit	53,852	47,594	13.1%	155,357	139,118	11.7%
Non-GAAP gross margin	36.7%	37.8%		36.9%	37.2%

GAAP operating income	27,191	21,450	26.8%	75,881	65,863	15.2%
GAAP operating margin	18.5%	17.0%		18.0%	17.6%
Adjustments:
Share-based compensation	4,052	4,661	(13.1%)	11,700	10,906	7.3%
Amortization of acquired intangible assets	48	525	(90.9%)	212	1,575	(86.5%)

Non-GAAP operating income	31,291	26,636	17.5%	87,793	78,344	12.1%
Non-GAAP operating margin	21.3%	21.2%		20.9%	20.9%

GAAP net income	30,379	21,283	42.7%	81,711	62,764	30.2%
GAAP net margin	20.7%	16.9%		19.4%	16.8%
Adjustments:
Share-based compensation	4,052	4,661	(13.1%)	11,700	10,906	7.3%
Amortization of acquired intangible assets	48	525	(90.9%)	212	1,575	(86.5%)
Deferred tax impact related to acquired intangible assets	(17)	(195)	(91.3%)	(66)	(584)	(88.7%)

Non-GAAP net income	34,462	26,274	31.2%	93,557	74,661	25.3%
Non-GAAP net margin	23.5%	20.9%		22.2%	19.9%

Income attributable to holders of ADS (Non-GAAP):
Basic	34,462	26,274	31.2%	93,557	74,661	25.3%
Diluted	34,462	26,274	31.2%	93,557	74,661	25.3%

Basic earnings per ADS (Non-GAAP)	0.48	0.37	30.0%	1.32	1.05	26.4%
Diluted earnings per ADS (Non-GAAP)	0.47	0.36	29.3%	1.29	1.02	26.6%

Weighted average ADS outstanding — basic (Non-GAAP)	71,142,534	70,507,167	0.9%	70,731,872	71,375,430	(0.9%)
Weighted average ADS outstanding — diluted (Non-GAAP)	73,057,785	72,001,577	1.5%	72,423,827	73,168,508	(1.0%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2013	2012	% Change	2013	2012	% Change
Net revenues:
China-based Laboratory Services	85,000	77,055	10.3%	242,844	211,801	14.7%
China-based Manufacturing Services	38,659	26,919	43.6%	109,467	95,134	15.1%

Subtotal	123,659	103,974	18.9%	352,311	306,935	14.8%
U.S.-based Laboratory Services	23,060	21,870	5.4%	68,600	67,318	1.9%

Total net revenues	146,719	125,844	16.6%	420,911	374,253	12.5%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Wednesday, November 13, 2013, to discuss its third-quarter 2013 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States — New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	5522969

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	5522969

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our fourth-quarter and full-year 2013 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, and to compete effectively. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2012. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the third-quarter and nine-months 2012 and 2013 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and you should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods in this press release.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Associate Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com